United States securities and exchange commission logo





                             May 27, 2021

       Kevin E. Hartz
       Chief Executive Officer
       one
       16 Funston Avenue, Suite A
       The Presidio of San Francisco
       San Francisco, CA 94129

                                                        Re: one
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-254973

       Dear Mr. Hartz:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to comments in our April 29, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed May 14, 2021

       Questions and Answers for Shareholders of AONE
       Q: What are the U.S. federal income tax consequences of the Domestication?, page xix

   1. We note the revisions made in response to prior comments 1 and 5. We also note that you continue to disclose
that you intend for the Domestication to qualify as a reorganization within the meaning of
Section 368(a)(1)(F) of the Internal Revenue Code. To the extent you believe that the
domestication qualifies as a reorganization within Section
                                                        368(a)(1)(F) of the
Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion.
Otherwise, revise your disclosure here to begin with a statement that it is uncertain whether
the domestication will qualify as a tax-free reorganization and describe the potential
consequences to shareholders, including a summary of the tax consequences if the
Domestication fails to qualify as a 368(a)(1)(F) reorganization.
 Kevin E. Hartz
one
May 27, 2021
Page 2

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin E. Hartz
                                                           Division of
Corporation Finance
Comapany Nameone
                                                           Office of Technology
May 27, 2021 Page 2
cc:       Andrew P. Alin, Esq.
FirstName LastName